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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING


        (Check One): [X] Form 10-K  [_] Form 20-F   [_] Form 11-K
                     [_] Form 10-Q  [_] Form N-SAR


       For Period Ended: For fiscal year ended December 31, 2002
                        ------------------------------------------------

                     [_] Transition Report on Form 10-K
                     [_] Transition Report on Form 20-F
                     [_] Transition Report on Form 11-K
                     [_] Transition Report on Form 10-Q
                     [_] Transition Report on Form N-SAR

       For the Transition Period Ended:
                                       ---------------------------------

         Read Instructions Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

================================================================================

                        PART I - REGISTRANT INFORMATION

                                   Dynegy Inc.
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                            Full Name of Registrant

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                           Former Name if Applicable

                           1000 Louisiana, Suite 5800
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           Address of Principal Executive Office (Street and Number)

                              Houston, Texas 77002
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                            City, State and Zip Code

================================================================================

                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]  (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

================================================================================

                              PART III - NARRATIVE

     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Dynegy Inc. ("Dynegy") is filing this Form 12b-25 respecting its annual report on Form 10-K for the fiscal year ended December 31, 2002 because it needs additional time to complete its financial statements and the audit of such statements. Further, Dynegy is continuing its efforts to refinance its current bank facilities. The financial statements to be included in its Form 10-K are being prepared on a going concern basis, which assumes the satisfactory completion of these efforts. Dynegy could not eliminate its inability to timely file its Form 10-K as a result of the inability to complete these financial statements and the audit of such statements without unreasonable effort or expense. Dynegy expects to file its annual report for the fiscal year ended December 31, 2002 on or before April 15, 2003.

================================================================================

                          PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Keith R. Fullenweider           (713)                 507-6400
     ----------------------------    --------------    -------------------------
               (Name)                 (Area Code)         (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is
     no, identify report(s).                                [X] Yes  [_] No

     ---------------------------------------------------------------------------
(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                               [X] Yes  [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

================================================================================

                                   Dynegy Inc.
          -----------------------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date April 1, 2003                      By /s/ Keith R. Fullenweider
    ------------------------------        --------------------------------------
                                               Keith R. Fullenweider
                                               Senior Vice President and
                                               Deputy General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                             General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this Chapter).

Last update: 10/8/2002


                                   ATTACHMENT

The registrant anticipates that a significant change in its results of operations from the last fiscal year will be reflected by the earnings statements to be included in its 2002 Form 10-K. Specifically, the registrant expects to report a net loss of approximately $2.8 billion for 2002, compared to net income of more than $420 million previously reported for 2001. The 2002 net loss was impacted by a number of previously announced significant charges, including impairments of goodwill and other assets and investments and a loss associated with discontinued operations.